SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
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                        SCHEDULE 13D/A2 (Amendment No. 2)
          Under the Securities Exchange Act of 1934 (Amendment No. 2)*

                                   IOMED, INC.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    462028101
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                                 (CUSIP Number)

                                William F. Daniel
                              Elan Corporation, plc
                                  Lincoln House
                                  Lincoln Place
                                Dublin 2, Ireland
                                (353) 1-709-4000

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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                  July 14, 2004
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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



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CUSIP No.  45325S-10-1
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      (1) NAME OF REPORTING PERSONS
                  Elan Corporation, plc

                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
                  N/A
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      (2)         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
                  Instructions)
                  (a) [ ]
                  (b) [ ]
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      (3) SEC USE ONLY

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      (4)         SOURCE OF FUNDS (See Instructions) WC, OO
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      (5)         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) or 2(e)  [  ]
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      (6)         CITIZENSHIP OR PLACE OF ORGANIZATION Ireland
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   Number of      (7)    SOLE VOTING POWER
     Shares              -0-  (See Item 5)
                  --------------------------------------------------------------
  Beneficially    (8)    SHARED VOTING POWER
     Owned               1,748,092  (See Item 5)
                  --------------------------------------------------------------
    by Each       (9)    SOLE DISPOSITIVE POWER
   Reporting             -0-  (See Item 5)
                  --------------------------------------------------------------
  Person With     (10)   SHARED DISPOSITIVE POWER
                         1,748,092  (See Item 5)
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      (11)        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,748,092 (See Item 5)
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      (12)        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES (See Instructions)  [  ]
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      (13)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.4% (See
                  Item 5)
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      (14)        TYPE OF REPORTING PERSON (See Instructions) CO
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


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CUSIP No.  45325S-10-1
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      (1)         NAME OF REPORTING PERSONS Elan International Services, Ltd.

                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
                  N/A
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      (2)         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
                  Instructions)
                  (a) [ ]
                  (b) [ ]
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      (3) SEC USE ONLY

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      (4)         SOURCE OF FUNDS (See Instructions) WC, OO
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      (5)         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                  TO ITEMS 2(d) or 2(e)  [  ]
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      (6)         CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
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   Number of      (7)    SOLE VOTING POWER
     Shares              -0-  (See Item 5)
                  --------------------------------------------------------------
  Beneficially    (8)    SHARED VOTING POWER
     Owned               1,748,092  (See Item 5)
                  --------------------------------------------------------------
    by Each       (9)    SOLE DISPOSITIVE POWER
   Reporting             -0-  (See Item 5)
                  --------------------------------------------------------------
  Person With     (10)   SHARED DISPOSITIVE POWER
                         1,748,092  (See Item 5)
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      (11)        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,748,092 (See Item 5)
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      (12)        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES (See Instructions)  [  ]
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      (13)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.4% (See
                  Item 5)
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      (14)        TYPE OF REPORTING PERSON (See Instructions) CO
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Item 1.    Security and Issuer.

     Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     This Amendment No. 2 is filed by Elan Corporation, plc, an Irish public limited company ("Elan"), and Elan's direct wholly-owned subsidiary, Elan International Services, Ltd., a Bermuda exempted company ("EIS"), and relates to the common stock, par value $.01 per share (the "Common Stock"), of Iomed, Inc., a Delaware corporation ("Issuer"). This Amendment No. 2 amends the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on May 19, 1998 and the Amendment No. 1 to Schedule 13D filed with the Commission on June 25, 2004 by Elan and EIS (the "Schedule 13D"). The name and address of the principal executive offices of the Issuer is Iomed, Inc., 3385 West 1820 South, Salt Lake City, Utah 84104.

Item 2.    Interest in Securities of Issuer.

     Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows (except Item 5(c) which is amended but not restated to add the information set forth below):

     (a) As of July 16, 2004, Elan (indirectly through its ownership of EIS) and EIS each beneficially own 1,748,092 shares of Common Stock (including 893,801 shares issuable upon conversion of the Series D Preferred Stock), representing 23.4% of the outstanding shares of Common Stock (based on 6,575,794 shares of Common Stock outstanding as of April 30, 2004 as reported in the Issuer's Form 10-Q for the quarterly period ended March 31, 2004).

     (b) As of July 16, 2004, Elan (indirectly through its ownership of EIS) and EIS each had the shared voting and dispositive power over 1,748,092 shares of Common Stock (including 893,801 shares issuable upon conversion of the Series D Preferred Stock), representing 23.4% of the outstanding shares of Common Stock (based on 6,575,794 shares of Common Stock outstanding as of April 30, 2004 as reported in the Issuer's Form 10-Q for the quarterly period ended March 31,
2004).

     (c) Between June 28, 2004 and July 16, 2004, EIS sold an aggregate of 114,400 shares of Common Stock in open market transactions as listed below:

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      DATE                      AMOUNT              PRICE PER SHARE
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     6/28/04                        400                    $3.19
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     6/28/04                        500                    $3.15
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     6/28/04                      1,600                    $3.12
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     6/28/04                        900                    $3.11
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     6/28/04                      1,100                    $3.10
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     6/28/04                        100                    $3.02
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     6/28/04                        800                    $3.01
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     6/28/04                      9,000                    $3.00
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     7/7/04                       1,200                    $2.60
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     7/7/04                         700                    $2.55
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     7/7/04                       2,300                    $2.51
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     7/7/04                         600                    $2.50
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     7/8/04                         200                    $2.54
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
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      DATE                      AMOUNT              PRICE PER SHARE
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     7/8/04                      10,000                    $2.51
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     7/9/04                       1,000                    $2.51
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     7/9/04                       2,000                    $2.46
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     7/9/04                      12,200                    $2.45
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     7/9/04                      11,200                    $2.40
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     7/14/04                        100                    $2.42
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     7/14/04                        100                    $2.40
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     7/14/04                     58,400                    $2.25
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         (d) None.

         (e) Not applicable.




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                                   SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:    July 16, 2004

                           ELAN CORPORATION, PLC



                           By:  /s/  William F. Daniel
                                ----------------------------------------
                                Name:  William F. Daniel
                                Title:  EVP and Company Secretary






                           ELAN INTERNATIONAL SERVICES, LTD.



                           By:  /s/  Kevin Insley
                                ---------------------------------------------
                                Name:  Kevin Insley
                                Title:  President and Chief Financial Officer






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